UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2026

Commission File Number: 001-40086

Alpha Compute Corp

(Translation of registrant’s name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-275842 and 333-289199) and Form F-3 (File Nos. 333-286961, 333-290827, 333-291341 and 333-291921) of Alpha Compute Corp (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

Alpha Compute Corp (the “Company”) today announced that on August 31, 2026 it received formal notification from the Listing Qualifications Department of The Nasdaq Stock Market LLC ("Nasdaq") granting the Company an additional 180 calendar day compliance period, until March 1, 2027, to regain compliance with the minimum bid price requirement for continued listing. The notification has no immediate effect on the listing or trading of the Company's common stock, which continues to trade on The Nasdaq Capital Market under the symbol ALP.

The press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2026

ALPHA COMPUTE CORP

By:	/s/ Brittany Kaiser
Brittany Kaiser
Chief Executive Officer